November 4, 2002

02 NOV -5 AM 8:23

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

SUPPL

02055932

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montréal, August 23, 2002* – Bombardier announces revised financial targets for fiscal 2002-03
- *Montréal, September 6, 2002* – Appointments at Bombardier
- *Montréal, September 11, 2002* – Organisational changes at Bombardier Capital

BOMBARDIER AEROSPACE

- *Montréal, September 27, 2002* – Bombardier announces measures to face current environment

- *Montréal, September 27, 2002* – Bombardier Aerospace implements measures to meet market challenges

BOMBARDIER TRANSPORTATION

- *Montréal, August 30, 2002* – Bombardier receives an order worth $500 million Cdn from Metro-North Commuter Railroad in New York

- *Montréal, September 19, 2002* – Bombardier receives a $171 million order for freight locomotives in Switzerland

- *Berlin, September 24, 2002* – Bombardier poised to maintain global market leadership in rail transportation

- *Derby, September 24, 2002* – Bombardier modernizes Eurotunnel locomotives

- *Montréal, September 26, 2002* – Bombardier wins a $143 million order for the refurbishment of passenger coaches in the UK

- *Montréal, October 11, 2002* – Bombardier selected for $508 million order to supply subway cars to Mexico city

- *Montréal, October 15, 2002* – Bombardier unveils JetTrain technology

- *Montréal, October 15, 2002* – Bombardier finalizes $508 million order for Mexico city

- *Montréal, October 25, 2002* – Bombardier receives $138 million order to supply a further 65 double-deck coaches to Germany's Deutsche Bahn

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/hl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

* * * * * * *

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ____ day of _______, 2002.

____
Name:
Title:

November 4, 2002

02 NOV -5 AM 8:23

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montréal, August 23, 2002* – Bombardier announces revised financial targets for fiscal 2002-03
- *Montréal, September 6, 2002* – Appointments at Bombardier
- *Montréal, September 11, 2002* – Organisational changes at Bombardier Capital

BOMBARDIER AEROSPACE

- Montréal, September 27, 2002 – Bombardier Announces measures to face current environment
- *Montréal, September 27, 2002* – Bombardier Aerospace implements measures to meet market challenges

BOMBARDIER TRANSPORTATION

- *Montréal, August 30, 2002* – Bombardier receives an order worth $500 million Cdn from Metro-North Commuter Railroad in New York
- *Montréal, September 19, 2002* – Bombardier receives a $171 million order for freight locomotives in Switzerland
- *Berlin, September 24, 2002* – Bombardier poised to maintain global market leadership in rail transportation
- *Derby, September 24, 2002* – Bombardier modernizes Eurotunnel locomotives
- *Montréal, September 26, 2002* – Bombardier wins a $143 million order for the refurbishment of passenger coaches in the UK
- *Montréal, October 11, 2002* – Bombardier selected for $508 million order to supply subway cars to Mexico city
- *Montréal, October 15, 2002* – Bombardier unveils JetTrain technology
- *Montréal, October 15, 2002* – Bombardier finalizes $508 million order for Mexico city
- *Montréal, October 25, 2002* – Bombardier receives $138 million order to supply a further 65 double-deck coaches to Germany's Deutsche Bahn

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

* * * * * * *

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ____ day of ________, 2002.

____
Name:
Title:

PRESS RELEASE

02 NOV -5 AM 8:34

BOMBARDIER

BOMBARDIER ANNOUNCES REVISED FINANCIAL TARGETS FOR FISCAL 2002-03

Montréal, Aug. 23, 2002 — Bombardier Inc., whose financial results for the quarter ended July 31, 2002 will be released on Tuesday Aug. 27, 2002, revises its financial targets for fiscal year 2002-03.

The 10% earnings per share growth target will not be achieved. Net earnings are expected to reach $0.70 per share instead of $0.89. Also, the free cash flow target for the fiscal year has been adjusted from $1.5 billion to $1.3 billion.

These adjustments are required mainly as a result of the severe downturn in the business aircraft market which is affected by the persistent weakness of the U. S. economy.

The revised targets also take into account a one-time charge related to used business aircraft and a similar one related to used commercial aircraft, pursuant to the decision of US Airways to file for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

BOMBARDIER

APPOINTMENTS AT BOMBARDIER

Montréal, Sept. 6, 2002 – Bombardier Inc. announced the following appointments, effective today.

Michel Lord, currently Vice President, Investor Relations is appointed Vice President and Special Advisor to the President and Chief Executive Officer, Robert E. Brown. Mr. Lord will continue to be involved with investor relations and will be assigned special projects.

Réjean Bourque, currently Director, Corporate Finance, Treasury Department, is appointed Vice President, Investor Relations. In his new role, Mr. Bourque will be a member of the Disclosure Policy Committee.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

BOMBARDIER

ORGANISATIONAL CHANGES AT BOMBARDIER CAPITAL

Montréal, Sept. 11, 2002 — Bombardier President and Chief Executive Officer, Mr. Robert E. Brown today announced that Mr. Robert Gillespie, President and Chief Operating Officer of Bombardier Capital, has elected to retire effective Feb. 1, 2003.

Mr. Brown also announced that Mr. Brian Peters, currently Chief Financial Officer of Bombardier Capital, will succeed Mr. Gillespie as of Feb. 1, 2003. In order to ensure an orderly transition, Mr. Peters is appointed immediately to the newly created position of Executive Vice President of Bombardier Capital.

Mr. Peters joined Bombardier Capital in 2000 as Vice President, Finance, and was promoted in 2001 to the position of Chief Financial Officer. Mr. Peters brings to the position thirty years of experience as controller, treasurer and chief financial officer for large industrial and financial companies.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

http://www.bombardier.com

PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES MEASURES TO FACE CURRENT ENVIRONMENT

- **$5 billion reduction in assets under management at Bombardier Capital**
- **Adjustments to cost structure in aerospace sector**

Montréal, Sept. 27, 2002 – Bombardier announced today measures to reduce the debt of Bombardier Capital, to align its aerospace cost structure to the business aircraft market and, as a result, to increase its financial flexibility to face the current uncertain economic environment.

Bombardier intends to reduce Bombardier Capital's assets under management by approximately $5 billion, mainly through the sale and gradual wind-down of the receivable factoring portfolios for Bombardier's manufacturing sectors, as well as the business aircraft financing portfolios. Bombardier Capital will concentrate on inventory finance, railcar leasing and interim financing for Bombardier Aerospace regional aircraft.

Proceeds from the sale and gradual wind-down of the receivable factoring and business aircraft financing portfolios will be applied to the reduction of Bombardier Capital's debt. These transactions will be conducted in an orderly fashion and will be spread over a period of several months.

Bombardier Aerospace simultaneously announced it will reduce its cost structure and employment levels. The workforce reduction entails the laying off of 1,980 people or about 6% of Bombardier Aerospace's entire workforce. It concerns all levels of employees and will affect all Bombardier Aerospace production sites in Canada, the United States and the United Kingdom.[1]

"The measures we have put in place today, once they are carried out, will enhance Bombardier's financial flexibility in the context of the uncertainties of this unpredictable economic environment," observed President and CEO Robert E. Brown.

While recognizing that circumstances or events outside its control may occur, Bombardier maintains its financial targets for the current financial year, regardless of the sale and gradual wind-down of the Bombardier Capital portfolios. Maintaining these targets also takes into account the good performance of the transportation and recreational products sectors.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21,6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

[1] **Please consult the Bombardier Aerospace press release, published today, for more detailed information on these adjustments.**

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

02 NOV -5 AM 8:34

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE IMPLEMENTS MEASURES TO MEET MARKET CHALLENGES

Montréal, Sept. 27, 2002 – Bombardier Aerospace today announced that it is taking steps to adjust its cost structure to the current business environment. Adjustments include a reduction in its staffing and production levels at all of its sites.

A total of 1,980 employees, including 20 per cent of management, will be laid off at Bombardier Aerospace facilities in Canada, the United States and the United Kingdom, beginning in October 2002.

Reduction in staffing levels

The breakdown of the manpower reduction beginning in October 2002 is as follows:

Site	Manpower reductions
Belfast	240
Montréal	915
Toronto	365
Tucson	210
Wichita	50
Other locations	200

Production activity affected

In addition, Bombardier will temporarily cutback production of some of its aircraft programs at its sites in Belfast, Montréal, Toronto and Wichita.

The reduced production levels affect the following manufacturing work. They will take effect over the following weeks:

- In Belfast, business aircraft component manufacturing will be affected;
- In Montréal, production of the Bombardier Challenger® 604 business jet will be reduced over a four-month period;
- In Toronto, all manufacturing work will be interrupted for six to eight weeks, beginning in late November, impacting the Bombardier Q* Series turboprop aircraft and the Bombardier Global family of business aircraft production lines. Some 1,600 employees will be affected during this period;
- In Wichita, production of the Bombardier Learjet® 45 and Learjet 60 will be interrupted for a period of four months beginning in December, affecting some 500 employees. The Bombardier Challenger 300 and Bombardier Learjet 40 development programs and entry-into-service schedules are not impacted by these measures.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

® Registered Trademark of Bombardier Inc.
* Trademarks of Bombardier Inc.

Information: John Paul Macdonald
Bombardier Aerospace
(514) 855-7972

www.aero.bombardier.com

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES AN ORDER WORTH $500 MILLION CDN FROM METRO-NORTH COMMUTER RAILROAD IN NEW YORK

Montréal, Québec, August 30, 2002 - Bombardier Transportation today announced that it was awarded an order by Metro-North Commuter Railroad in New York for the supply of 180 electrical multiple unit (EMU) commuter cars to replace its M-1 commuter car fleet. Valued at $500 million Cdn ($320 million US), the order calls for the design, manufacture and delivery of new M-7 commuter cars.

Commenting on today's announcement, William Spurr, President of Bombardier Transportation, North America, said "Bombardier is extremely pleased to supply these new railcars to Metro-North Commuter Railroad. With the completion of this order, Bombardier will have provided all Metropolitan Transportation Agencies (MTA) with top quality passenger rail equipment. This order once again confirms Bombardier's position as the leading supplier of passenger rail equipment in New York and North America as a whole. We commend the MTA on their decision to combine the rolling stock needs of both MTA commuter railroads and look forward to helping the MTA achieve their goal to better serve their customers." The MTA together are the largest commuter railroad network in North America, serving more than 500,000 riders every weekday.

With the execution of this option, the M-7 contract now totals 858 cars including 666 option cars. If all future options are exercised, the entire contract would total 1,266 M-7 cars. The M-7 fleet is serving the needs of the MTA commuter railroad agencies, the Long Island Rail Road and Metro-North Commuter Railroad. Should all options be exercised, the total contract would be valued at $2.89 billion Cdn ($1.85 billion US).

The M-7 stainless steel carbodies will be built at Bombardier's La Pocatière, Québec plant with final manufacturing and assembly at the Plattsburgh, NY plant. Manufacturing will begin early next year and deliveries to Metro-North Commuter Railroad are scheduled for early 2004.

The M-7 vehicles will use state-of-the-art technology, including IGBT propulsion, energy efficient dynamic braking, on-board monitoring and diagnostic systems. The total vehicle design is focused on optimizing customer safety and comfort while ensuring excellent train performance and reliability.

In North America, Bombardier Transportation is the undisputed leader in high-speed rail, commuter rail, light rail, automated rapid transit and automated guideway transit systems. It also maintains two of the largest bi-level commuter fleets in Canada and the U.S.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion and controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn ($13.9 billion US). Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Carol Sharpe
Director, Public Affairs and Communications
North America
(450) 441-8156

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES A $171-MILLION ORDER FOR FREIGHT LOCOMOTIVES IN SWITZERLAND

Montréal, September 19, 2002 – Bombardier confirms that it was awarded a contract by the freight division of the Swiss Federal Railways (SBB Cargo AG) for the delivery of 40 freight locomotives, based on the vehicles that are already in service in Germany. The approximate value of the contract is $171 millions Cdn (111 million euros). The locomotives, which will be running primarily on the international North-South German-Swiss corridor, are scheduled to be delivered between December 2002 and March 2005.

The locomotives have been designed to meet the requirements of international freight transport and can thus be produced more cost-efficiently than multi-purpose locomotives. The German Railways (Deutsche Bahn, DB) have ordered vehicles of the same type in 1998. The electric locomotives have a maximum power of 5,6 MW and can reach a maximum speed of 140 km/h. They can be used in cross-border freight traffic in countries with a line voltage of 15 or 25 kV AC.

Wolfgang Toelsner, President, Bombardier Transportation, Locomotives and Freight, commented: "This locomotive type has successfully run more than one million kilometres, thus proving its extreme reliability both in Germany and Switzerland. With a maximum performance, quality and efficiency for our customers we contribute to shifting the freight transport from road to rail."

SBB Cargo AG has already ten locomotives of the same type in service in Switzerland. More than 100 vehicles of this type are already in service with various European operators.

The new locomotive type Re 482 is a dual-system vehicle that can be operated both on the Swiss and on the German network, making the locomotive change-over at the border unnecessary. It also meets the Swiss clearance parameters.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Co-ordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER TRANSPORTATION

BOMBARDIER POISED TO MAINTAIN GLOBAL MARKET LEADERSHIP IN RAIL TRANSPORTATION

Berlin, September 24, 2002 — Today, Bombardier Transportation announced orders for a total of approximately 150 million Euros, which entail the supply of 10 two-car Regina trainsets in Sweden, the modernization of Eurotunnel locomotives and overhauling services for Shanghai metro cars. Enjoying a strong position in Europe as well as in North America, Bombardier Transportation captured more than 50 % of available industry orders (open-market) during the first half of calendar year 2002, amounting to more than 4.5 billion Euros ($ 6.4 billion Cdn).

"With a 24 % global market share and a 15-billion Euro ($ 23-billion Cdn) backlog, Bombardier Transportation is well positioned to take advantage of the continued compound annual growth of close to 11 %, anticipated over the next five years", stated Bombardier Transportation President and Chief Operating Officer Pierre Lortie, at the opening of the InnoTrans 2002 International Trade Fair in Berlin. Mr. Lortie added that "the growth is expected to come mainly from the Services, Turnkey systems and Rail control solutions segments."

One year or so after the acquisition of Adtranz, Bombardier Transportation clearly leads the railway equipment global market and offers customers a range of products and services unsurpassed in the industry. "The integration by and large has been a great success. The new Bombardier Transportation's global leadership is truly based on technological know-how, a considerable pool of very talented people and a large established customer base worldwide", added Mr. Lortie.

Pointing to new initiatives within the organization, Mr. Lortie mentioned that, at the beginning of next year, the new Bombardier Transportation Leadership Centre will be inaugurated in Berlin (Grünau). The new international Centre is a testimony to the commitment to become a true "learning organization", bent on collecting and disseminating best practices and leading-edge know-how to employees worldwide.

***

For information: Linda Coates
Vice President, Communications and Public Relations
+49 30 3832 1160

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER MODERNIZES EUROTUNNEL LOCOMOTIVES

Derby, September 24, 2002 – Bombardier Transportation and the British rolling stock manufacturer Brush Traction have been commissioned by the operator Eurotunnel to modernise 37 locomotives. The total value of this work is approximately 157 million Euro, whilst the value for Bombardier is approximately 87 million Euro. The modernisation activities will take place between February 2003 and April 2009, prolonging the life of the locomotives by further 30 years and increasing their power from 5.6 MW to 7 MW. In addition, an option exists to upgrade another 14 locomotives.

Since the opening of the tunnel, the electric locomotives have shown high reliability, the scheduled 10-year modernisation is now due after each vehicle has covered about three million kilometers on this highly popular railway connection.

Bombardier's scope of delivery includes engineering, the installation of IGBT converters, new traction motors and control equipment, plus the commissioning and spare parts.

After extremely successful and comprehensive testing of these locomotives it illustrates the transport capacity in the channel tunnel can be increased considerably with this additional traction power.

The consortium, which consists of Bombardier Transportation, with facilities in Germany and Switzerland, and Brush Traction in the UK will have delivered seven new Eurotunnel locomotives with a power of seven megawatt each by March 2003.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information:

Neil Harvey
Director, Public Affairs & Public Relations
United Kingdom
Tel: +44 1332 266470
Mobile: +44 7974 352 058

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS A $143-MILLION ORDER FOR THE REFURBISHMENT OF PASSENGER COACHES IN THE UK

Montréal, September 26, 2002 - Bombardier Transportation has been awarded a contract by HSBC Rail, a UK based rolling stock leasing company, for the refurbishment of 302 passenger coaches for use British train operator Great North Eastern Railway (GNER). The total value of the contract is approximately $143 million Cdn (£58 million) Deliveries are scheduled to take place between 2002 and 2005.

The Bombardier Transportation facility located in Wakefield in the UK will be responsible for the refurbishment of the Mark IV coaches, including corrosion repair, vehicle repaint and complete interior refit. This work will ensure the MkIV continues to offer the highest levels of service to customers of one of the UK's premium intercity routes.

Andrew Lezala, President of Bombardier Transportation, Services said: "This is a contract to rejuvenate one of the UK's premier fleets of vehicles and I thank HSBC for choosing us to do this important work. The professional and teamworking approach that exists between HSBC Rail, GNER and Bombardier Transportation provides an excellent platform for a very successful contract execution."

Bombardier Transportation, Services offers a complete range of operations and maintenance services to operators, meeting the rapidly changing needs of the rail industry worldwide. The refurbishment and re-engineering of vehicles and systems represents another facet of its support activities, offering extended life to existing rolling stock.

Bombardier has a major presence in the UK, employing close to 12,000 people across the country, of which 5,200 work for Bombardier Transportation. As well as manufacturing capability at the Derby, Wakefield and Plymouth sites, Bombardier Transportation has

refurbishment, maintenance and overhaul centres at Crewe, Central Rivers, Chart Leacon, Doncaster, Ilford, Croydon and 13 other locations throughout the UK.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control systems.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* * *

PHOTO AVAILABLE ON OUR WEBSITE

For information: Lydia Dufresne
Co-ordinator, Communications
450 441 8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER SELECTED FOR $508-MILLION ORDER TO SUPPLY SUBWAY CARS TO MEXICO CITY

Montreal, October 11, 2002 — Bombardier Transportation welcomed the notice given today by Mexico City's transit authority, Sistema de Transporte Colectivo-Metro (STC), to award the consortium comprising Bombardier and CAF, a contract for 405 new subway cars for STC's Line 2. The agreement will become effective upon reception of the Notice To Proceed, which is expected within the next few weeks. The contract would be valued at approximately $761 million CAN ($478 million US) and Bombardier's share would be approximately $508 million CAN ($319 million US).

Delivery of the 45 trainsets — consisting of 9 cars each — would start in the fall of 2004 and continue through to mid 2006. The cars will operate on STC's Line 2, which carries approximately one million passengers per day.

Bombardier Transportation in Mexico would be responsible for the manufacturing, testing and commissioning of 28 trainsets, and for the design and production of 810 bi-motor rubber-tyre bogies. The carshells and train designs would be developed jointly with CAF. Work would be conducted at Bombardier's facility in Ciudad Sahagún, 80 kilometers north of Mexico City, where it currently employs close to 1100 people.

Bombardier Transportation's Mexican site has supplied more than two thirds of the STC rolling stock, 80% of the Monterrey Transportation Authority (Metrorrey) and 100% of the vehicles operated by the Transportation Authority of Guadalajara (Siteur) and the LRV system of Mexico City (STE).

In North America, Bombardier Transportation is the leader in the design and manufacturing of passenger rail vehicles and the delivery of complete automated rapid transit and guideway transit systems. It also maintains two of the largest bi-level commuter fleets in Canada and the U.S., and several automated guided transit systems. Among others, Bombardier-built subway cars are currently in operation in Boston, New York and Philadelphia (United Sates) as well as in Montréal and Toronto (Canada). In Mexico, STC has been operating Bombardier-built subway cars since 1982.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

A PHOTO IS AVAILABLE ON OUR WEBSITE

For information: Carol Sharpe
Director, Public Affairs and Communications
North America
(450) 441-8156

PRESS RELEASE

BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER UNVEILS JETTRAIN TECHNOLOGY

Montreal, October 15, 2002 - Bombardier Transportation today unveiled at Union Station in Washington DC, the first 150-mile per hour (240 km/h) non-electric high-speed rail locomotive designed for the North American market. The state-of-the-art Bombardier JetTrain* locomotive is powered by a jet engine derived from a Pratt & Whitney PW 150, which replaces the traditional diesel engine found in most current rail equipment.

JetTrain technology was designed to offer the speed and acceleration of electric trains without the cost of building electrified rail lines. It meets all North American standards for high-speed rail. The initiative was launched in 1998 as a public-private development partnership between Bombardier Transportation and the Federal Railroad Administration (FRA).

"Bombardier has moved the goal posts", said Pierre Lortie, President and Chief Operating Officer of Bombardier Transportation. "JetTrain high-speed rail is game-changing technology that breaks open the high-speed market throughout North America."

Among its many performance features, the locomotive is 20 per cent lighter than a conventional diesel unit with twice the acceleration. It has already undergone extensive low and high-speed dynamic testing as part of the Bombardier/FRA Research & Development program.

JetTrain is significantly more environmentally friendly than other forms of mass transportation. Under operating conditions, JetTrain greenhouse gas emissions will be at least 30 per cent lower than from a conventional diesel. As well, the JetTrain locomotive is quieter than FRA noise standards at all operating speeds.

JetTrain is the only non-electric high-speed rail technology designed to meet Tier II Passenger Equipment Safety Standards established by the FRA. Tier II standards specify minimum safety requirements related to crash energy management, rollover strength, and the ability to withstand compressive forces at speeds greater than 125 mph (200 km/h).

* Trademark of Bombardier Inc.

Market experience in Europe and now in the Northeast Corridor has consistently demonstrated that high-speed rail is an attractive and competitive alternative to both air and automobile travel for trips of 150 to 400 miles (240 to 640 km).

Bombardier Transportation manufactures 20 different intercity and high-speed products, including seven different high-speed locomotives. Bombardier has participated in the development of many of the world's leading high-speed rail systems, including four different TGVs, the ICE trains used in Germany and the Netherlands, Italy's ETR 500, China's Xinshisu, Spain's Talgo and America's Acela.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

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High-resolution visual of the JetTrain locomotive available on our Website. Additional background information available in the "What's New" section of our site.

For information: Carol Sharpe
Director, Public Affairs and Communications
North America
(450) 441-8156

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER FINALIZES $508-MILLION ORDER FOR MEXICO CITY

Montréal, October 15, 2002 — Following last Friday's announcement of Notice of Award, Bombardier Transportation, in consortium with CAF, today finalized the contract with Mexico City's transit authority, Sistema de Transporte Colectivo-Metro (STC), for the supply of 405 subway cars for STC's Line 2. The contract is valued at approximately $761 million CAN ($478 million US) and Bombardier's share is approximately $508 million CAN ($319 million US).

Delivery of the 45 trainsets, consisting of 9-car each, will start in the fall of 2004 and continue through to mid-2006. The cars will operate an STC's Line 2, which carries approximately one million passengers per day.

Commenting on the order, William Spurr, President, North America, said, "we are very pleased with the outcome of this bidding process. This is our tenth year in Mexico and winning this contract reinforces our commitment to doing business in this country."

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PHOTO AVAILABLE VIA OUR WEBSITE

For information: Carol Sharpe
Director, Public Affairs and Communications
North America
(450) 441-8156

http://www.transportation.bombardier.com

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES $138-MILLION ORDER TO SUPPLY A FURTHER 65 DOUBLE-DECK COACHES TO GERMANY'S DEUTSCHE BAHN

Montréal, October 25, 2002 – Bombardier Transportation has received a $138-million Cdn order (90 million euros) from the German Railways (Deutsche Bahn) for the production of 65 double-deck passenger coaches. The 54 trailer cars and 11 driving cars, which will be manufactured at Bombardier Transportation's site in Görlitz, Germany, are scheduled for delivery between November 2003 and April 2004. They shall be operated in the area of Berlin-Brandenburg and in Mecklenburg-West Pomerania.

"This new order from Deutsche Bahn shows how important our double-deck passenger coaches are for the regional transportation market in Germany," stated Jürgen Fleischer, President, Regional & Commuter, Bombardier Transportation. Bombardier Transportation has already supplied Deutsche Bahn with over 1,000 double-deck cars in the past ten years. Their large carrying capacity qualifies these products for use predominantly in metropolitan railroad systems and regional transport.

The 65 air-conditioned cars represent the latest generation of double-deck trains. They provide more legroom and, depending on the type of car, feature 2nd class and 1st class/2nd class compartments. They are designed for a maximum speed of 160 km/h and feature special equipment such as screens for passenger information and entertainment. The 1st class/2nd class compartments also feature vending machines for snacks and beverages.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

PHOTO AVAILABLE VIA OUR WEBSITE

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For information: Lydia Dufresne
Co-ordinator, Communications
(450) 441-8130